UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with the following information concerning its public disclosures regarding its results of operations for the quarter and year ended March 31, 2025. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

On April 16, 2025, the Company announced its results of operations for the quarter and year ended March 31, 2025. The Company issued a press release announcing its results under International Financial Reporting Standards (“IFRS”), a copy of which is attached to this Form 6-K as Item 99.1.

The Company placed advertisements in certain Indian newspapers concerning its results of operations for the quarter and year ended March 31, 2025, under IFRS. A copy of the form of this advertisement is attached to this Form 6-K as Item 99.2.

The Company made available on its website the Condensed Consolidated Interim Financial Statements for the quarter and year ended March 31, 2025, under IFRS. A copy of such financial statements is attached to this Form 6-K as Item 99.3.

The Company filed with stock exchanges in India a statement of statutorily audited consolidated financial results for the quarter and year ended March 31, 2025, under IFRS. A copy of such financial statements is attached to this Form 6-K as Item 99.4.

The Company filed with stock exchanges in India a data sheet containing operating metrics for the quarter and year ended March 31, 2025. A copy of such data sheet is attached to this Form 6-K as Item 99.5.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

By: /s/ Aparna Chandrashekar Iyer

Aparna Chandrashekar Iyer
Chief Financial Officer

Dated: April 21, 2025

INDEX TO EXHIBITS

Item

99.1	IFRS Press Release

99.2	Form of Advertisement Placed in Indian Newspapers

99.3	Consolidated Interim Financial Statements under IFRS

99.4	Statutorily Audited Consolidated Financial Results filed with stock exchanges in India

99.5	Data sheet containing operating metrics filed with stock exchanges in India